(212) 756-2153	edward.schauder@srz.com

November 30, 2005

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski
Mr. Owen Pinkerton

Re:	DynCorp International Inc.—Registration Statement on Form S-1
File No. 333-128637 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated November 22, 2005, concerning the Registration Statement (the “Comment Letter”) and the Staff’s subsequent requests during a discussion with the undersigned on November 23, 2005 (the “November 23rd Conversation”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	We have reviewed the materials provided to us supplementally supporting your claim of being a “leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies and commercial customers.” Please provide us with additional information that addresses the following questions:

•	We refer to the slide entitled, “Facilities Management Market” which shows estimated revenues for the companies listed. Please advise us as to why this slide shows estimated revenues rather than actual revenues and the time period covered by the slide.

The Registrant has been informed by CSP Associates, Inc. (“CSP”) that the slide refers to a wide range of competitors, including some specific operating divisions of diversified public corporations for whom government facilities management is not a principal source of revenue. In those cases, CSP estimated the revenues of the relevant operating unit as the information had not been publicly disclosed by such corporations. These estimates were developed by CSP using third-party databases of federal prime contract awards as well as other public data prepared by these corporations such as SEC filings, web sites, marketing literature and press releases.

The time period covered by the estimates was the most recent fiscal year of each corporation. In the case of the Registrant, CSP cited the Registrant’s estimated fiscal 2005 revenues as the Registrant was already entering the fourth quarter of that fiscal year. The Registrant has been informed by CSP that utilizing the Registrant’s most recently completed fiscal year as of January 2005, would have reduced its cited revenues from $1.8 billion to $1.2 billion but would not have changed its relative ranking on the chart.

•	We refer to the slide entitled, “LMD Market” that shows DynCorp as the seventh largest company in terms of 2004 revenues. In light of the fact that the top five companies listed on this slide each show revenues of $19 billion or greater, while DynCorp’s revenues for the same period were only $1.2 billion, please advise us as to why you believe this slide supports your contention that DynCorp is a leading provider in the LMD market.

The Registrant has been informed by CSP that the top five competitors listed are all original equipment manufacturers for the U.S. Government and their “Government Revenues” include the revenue generated by sales of this equipment. According to CSP, the Registrant is one of the largest providers of equipment maintenance and depot services that does not also build the equipment it supports. The Registrant has revised its disclosure under the caption “Market Share, Estimated Contract Value, Ranking, and Other Data” to further clarify this distinction.

In addition, as noted in the text of the chart, the LMD market is served by hundreds of competitors the vast majority of which are substantially smaller than the Registrant in annual revenues.

•	Please advise us as to the distinction between “2004E Revenues” and “Government Revenues” as presented in these slides

The Registrant has been informed by CSP that “2004E Revenues” refers to all revenue generated by the corporation, regardless of customer or source. “Government Revenue” refers to the subset of total revenue that was generated through work for U.S. Government agencies.

•	We note that substantially all of your revenues are derived from contracts you have with federal agencies. Please advise us as to why you believe your leadership position extends to “commercial customers” as indicated in the prospectus.

The Registrant has revised its disclosure to delete all references to its leading position with respect to commercial customers. In addition, the Registrant has added an affirmative statement under the caption “Market Share, Estimated Contract Value, Ranking and Other Data” to clarify that its statement with respect to its leadership position does not extend to its commercial customers.

In addition to the Registrant’s response to Comment 1, as requested by the Staff during the November 23rd Conversation, based on discussions with CSP and the Registrant, set forth below is a chart that describes how the Registrant’s key service offerings disclosed in the Registration Statement would be categorized within the three competition segments in the CSP analysis that was provided supplementally to the Staff on November 10, 2005.

Competition Segment:	Logistics, Maintenance and Depot	Military Operations Support	Facilities Management	Military Operations Support and Facilities Management combined

Key Service Offering:	• Logistics Support Services • Aviation Services • Aviation Engineering • Aviation Ground Equipment Support • Ground Vehicle Maintenance	• Contingency Services	• Security Technology	• Law Enforcement Training • International Narcotics • , Security Services • Military Facility Operations • Infrastructure Development • Range Services

The Registrant has informed us that Marine Services comprises a small piece of the Registrant’s overall business and does not fit into these categories.

In addition, we note that the support for the Registrant’s leading position provided in the supplemental letter dated September 27, 2005 provided data on fiscal 2004 contract awards based upon total purchases from government agencies. The CSP data provided contains data on the 30 percent of Department of State contingency support operations which the Registrant provides, as well as charts delineating the Registrant’s leadership position in the Logistics, Maintenance and Depot, Military Operations Support, and Facilities Management competition segments.

During the November 23rd Conversation, the Staff requested an explanation as to why there appears to be a significant discrepancy between the dollar amounts relating to the top five competitors when one compares the data derived from GovExec.Com that the Registrant submitted to the Staff in its supplemental letter dated September 27, 2005, as compared with the CSP data on the slide entitled “LMD Competition Matrix.” Based on discussions with CSP, the Registrant has been informed that the GovExec.com data is based on 2004 contract awards with differing periods of performance that will convert those awards to revenue over time. The CSP data is based on estimated fiscal 2004 revenues that come from both current and prior year contract awards. As a result, there can be substantial differences between the contract awards received by a company in a given year and the revenues recognized by that company in the same period.

2.	We note that your primary source supporting your leadership claim is a study conducted by CSP Associates and commissioned by Veritas Capital in the summer of 2004. Since this study was commissioned by Veritas and is being used to support your leadership claim, please disclose this source in the prospectus and include a consent from CSP or advise us as to why you believe a consent is not required.

The Registrant has added disclosure with respect to the CSP Associates, Inc. (“CSP”) analysis in Amendment No. 2. A consent from CSP has been filed as an exhibit to Amendment No. 2.

Risk Factors

Certain of the underwriters may receive a portion of the offering proceeds though their indirect ownership of DIV Holding LLC, the existing holder of all of our Class A common stock, or through a repayment of outstanding indebtedness under our senior secured credit facility, page 29

3.	Please revise to clarify that affiliates of certain of your underwriters will receive a portion of the offering proceeds through their ownership of DIV Holding LLC. Your current disclosure in the risk factor heading and discussion casts doubt as to whether these payments will be made, while disclosure elsewhere indicates that the payment to DIV Holding stockholders is a contractual obligation.

The revisions requested by the Staff have been made.

Pro Forma Financial Information, page 42

4.	We have considered your response to our prior comment 36. Please confirm to us that your pro forma earnings per share amounts will include an adjustment in accordance with SAB Topic 1.B.3 or explain to us why no such adjustment is necessary.

The Registrant’s pro forma earnings per share will include an adjustment in accordance with SAB Topic 1.B.3 upon determination of the share price of the offering.

In addition, as previously requested, in places where you discuss the Class B distribution (ex. pro forma financial statements) you should include disclosure of the amount that will represent a return of capital.

The disclosure requested by the Staff has been added in places where the Class B distribution is discussed.

5.	We have considered your response to our prior comment 37. We are still unsure how you determined that it would be appropriate to include pro forma financial data for the twelve months ended July 1, 2005 under Article 11 of Regulation S-X. Please advise us or remove presentations and discussions elsewhere throughout your document that do not comply with Article 11.

The Registrant has deleted all references to the pro forma financial data for the twelve months ended July 1, 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

6.	We refer to your disclosure on page 49 that presents the Department of Defense’s budget for the year ending September 30, 2006 as proposed to Congress. Since this figure does not represent actual appropriations to be made to the DoD, please supplement your disclosure with figures that show actual appropriations for the recently-completed fiscal year and/or disclosure of the figure(s) included in the House or Senate appropriations bills that fund DoD’s programs. This comment applies throughout the prospectus, including on pages 2 and 73.

The Registrant has supplemented its disclosure throughout the prospectus to include actual appropriations for fiscal 2004, and the proposed Department of Defense budget for fiscal 2006 from the “Budget of the United States: Historical Tables.” The Registrant will supplementally provide the Staff with backup to support the Department of Defense actual appropriations for fiscal 2004 and proposed budget for fiscal 2006.

Certain Relationships and Related Transactions, page 92

7.	Based on the disclosure on page 92 of your document, we note that you plan to enter into a registration rights agreement with DIV Holding LLC. Please advise us whether the registration rights agreement has a damages assessment clause if the stock is not registered by a specific date and the terms of such clause.

The registration rights agreement does have a damages assessment clause. The form of registration rights agreement has been filed as an exhibit to Amendment No. 2.

Description of Material Indebtedness, page 94

8.	Under the heading, “Senior Secured Credit Facility,” please disclose that the lenders are affiliates of underwriters of this offering.

The disclosure requested by the Staff has been added.

Financial Statements, page F-1

9.	Update your financial statements pursuant to 3-12 of Regulation S-X.

The Registrant has updated its financial statements pursuant to 3-12 of Regulation S-X.

Part II

Undertakings, page II-4

10.	Please remove the first undertaking listed under this heading that refers to an agreement the company has with its underwriters or advise us as to why you believe this undertaking is appropriate.

The revision requested by the Staff has been made.

In addition, the Registrant has now filed all exhibits with Amendment No. 2, except for Exhibit 1.3 and 5.1. The Registrant will file Exhibit 1.3 with the next amendment and will provide Exhibit 5.1 to the Staff supplementally. We also note that the Registrant will address comments 14, 19, 34, 38, and 49 in the Staff’s comment letter dated October 27, 2005 with respect to stock split, size of the offering and price range in its next filing.

*   *   *   *   *

Amendment No. 2 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 2 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ EDWARD H. SCHAUDER, ESQ.
Edward H. Schauder, Esq.

CC:	Michael J. Thorne
DynCorp International, LLC
Chief Financial Officer

Michael R. Littenberg
Schulte Roth & Zabel LLP
Partner